                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


For the month of:  May, 2004
Commission File Number:  000-50393


                                 NEUROCHEM INC.

                        7220 Frederick-Banting, Suite 100
                              Saint-Laurent, Quebec
                                     H4S 2A1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                               Yes [ ]    No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                               Yes [ ]    No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                               Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  NEUROCHEM INC.

     May 19, 2004
                                    By:            /s/ David Skinner
                                        ----------------------------------------
                                                       David Skinner
                                                 Director, Legal Affairs,
                                         General Counsel and Corporate Secretary

                                               NEUROCHEM INC.
                                               275 Armand-Frappier Blvd
[LOGO (NEUROCHEM)]                             Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                     --------------------------------------
               NEUROCHEM EMPHASIZES PROGRESS ON CLINICAL PIPELINE

MONTREAL, MAY 19, 2004 - At its annual general meeting of shareholders, Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) emphasized solid progress in the clinical development of its three key programs. The Company also highlighted its experienced management and drug development teams, solid business strategy and strong financial base. The meeting reviewed Neurochem's activities for the six-month period ended December 31, 2003, reflecting a recent year-end change from June 30 to December 31.

"We have been moving quickly on all fronts," stated Dr. Francesco Bellini, Neurochem's Chairman and CEO. "By the end of this year, we will have one Phase II/III clinical trial nearing completion, one Phase III trial fully underway and a third program slated to advance to an additional Phase II trial. We are approaching important advances in addressing unmet medical needs and my optimism is due to the enthusiasm that I perceive among physicians and researchers on the front lines," he added. "Neurochem is a dynamic, late-stage player in the treatment of neurological disorders, particularly Alzheimer's Disease" he concluded.

FIBRILLEX(TM) EXPECTED TO RECEIVE APPROVAL IN LATE 2005

Dr. Bellini pointed out that Fibrillex(TM), Neurochem's most advanced investigational product candidate, is expected to receive regulatory approval in late 2005. Fibrillex(TM) is for the treatment of Amyloid A (AA) Amyloidosis, a serious consequence of chronic inflammatory and infectious diseases, such as Rheumatoid Arthritis. The market potential in industrialized countries is evaluated at between US$500 million and $1 billion. Last month, Neurochem received a fourth consecutive unanimous recommendation from its independent Data Safety Monitoring Board of medical experts to continue the Phase II/III trial. Fibrillex(TM) has been granted Fast Track Product designation by the U.S. Food and Drug Administration. This designation is granted to expedite development and review of a new drug intended for the prevention or treatment of a serious or life-threatening condition. Fibrillex(TM) has already received orphan drug status in the United States and Europe which normally provides a product, upon market entry, with seven years of market exclusivity in the U.S. and 10 years in Europe.

ALZHEMED(TM) TO BEGIN PHASE III TRIALS

Large-scale Phase III clinical trials for Alzhemed(TM), Neurochem's investigational product candidate designed to stop the progression of Alzheimer's Disease (AD), are scheduled to begin in June 2004 in North America and early 2005 in Europe. Each of the 18-month Phase III trials for Alzhemed(TM) will involve some 950 mild-to-moderate AD patients.

There is currently no medication to treat the underlying disease. According to the Alzheimer's Association, AD presently affects more than 4.5 million people in the U.S. alone, a figure which is expected to triple as the population ages.

The latest interim results from the Company's on-going Phase II open-label extension study for Alzhemed(TM) show that, after 16 months of treatment, a majority of patients suffering from mild AD have shown stabilized or improved results on cognitive function tests. This is an important finding, considering that without Alzhemed(TM), the condition of most of these patients would normally have deteriorated dramatically.

The pharmaceutical manufacture of over four million tablets required for the Phase III clinical trials has been successfully completed. More than 70 North American sites have been identified, including 19 in Canada. Neurochem is on track in performing site validations and formalizing contracts for the North American Phase III trial. Patient recruitment is expected to begin in June and to last approximately six months. Assuming successful completion of the two 18-month trials, it is anticipated that Alzhemed(TM) will enter the market by the end of 2007 or early in 2008.

CEREBRIL(TM) TO BEGIN A PHASE II TRIAL TO TEST EFFICACY IN 2005

Following promising results from the successful completion of the Phase II clinical trial made public at the recent annual meeting of the American Academy of Neurology, Neurochem's third program with Cerebril(TM), designed to prevent the recurrence of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy, is planned to advance to a second Phase II trial in 2005 to test its efficacy in preventing recurring strokes caused by amyloid. The first Phase II trial revealed no safety findings of concern and the pharmacokinetic profile of the drug candidate was well characterized. Cerebril(TM) was detected in the cerebrospinal fluid of the patients, suggesting its ability to cross the blood-brain-barrier.

FUTURE OUTLOOK

The Company's overall activities will continue to be geared towards maintaining its leadership role in the development of therapeutics for neurological disorders. As Neurochem approaches the completion of the Phase II/III clinical trial for Fibrillex(TM), and the initiation the Phase III clinical trials for Alzhemed(TM), the Company will work to maintain its strong growth by enhancing its management and product development resources and its marketing and sales infrastructure.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical, unmet medical needs. Fibrillex(TM), designated as an orphan drug and as a Fast Track Product candidate, is in a Phase II/III clinical trial for the treatment of Amyloid A Amyloidosis. Alzhemed(TM) and Cerebril(TM), for the treatment of Alzheimer's Disease and for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, respectively, have both completed a Phase II clinical trial. For additional information on Neurochem, please visit our website at:
(www.neurochem.com).

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.

                                      -30-

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.
Vice President, Corporate Communications
lhebert@neurochem.com
---------------------
Tel: (450) 680-4500
Fax: (450) 680-4501